

November 18, 2013

Via E-mail
Stephen W. Theriot
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

      **Re: Vornado Realty Trust
             Form 10-Q for the Quarter Ended September 30, 2013
             Filed November 4, 2013
             File No. 001-11954**

Dear Mr. Theriot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended September 30, 2013

LNR Property LLC ("LNR"), page 14

1.   Please tell us how you determined it was appropriate to limit your equity pickup from your LNR investment in the quarter ended March 31, 2013, and to not record your equity pickup from this investment in the quarter ended June 30, 2013. Refer to the accounting literature you relied upon in coming to this conclusion. In your response, please also provide us with the financial information you obtained from LNR for the quarters ended September 30, 2012, December 31, 2012, March 31, 2013 and for the period from April 1 until the sale of the investment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief